2200 East Pratt Boulevard • Elk Grove Village, Illinois 60007-5995 • U.S.A.

January 6, 2014

BY EDGAR AND FACSIMILE TRANSMISSION

Melissa N. Rocha

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

RE:	Material Sciences Corporation

Form 10-K for the Fiscal Year Ended February 28, 2013

Filed May 6, 2013

Form 10-Q for Fiscal Quarter Ended August 31, 2013

Filed October 10, 2013

File No. 1-08803

Dear Ms. Rocha:

We enclose for your review Material Sciences Corporation’s (the “Company”) responses to the two comments contained in the Staff’s letter to the Company dated December 19, 2013 (the “Letter”). For convenience of reference, the Staff’s comments precede each response.

Form 10-K for the Fiscal Year Ended February 28, 2013

Financial Statements, page 24

Note 8 – Income Taxes, page 42

1.	We note your disclosure stating that after considering all available positive and negative evidence, you reversed $14.8 million of the remaining valuation allowance on your U.S. and German deferred tax assets as of February 29, 2012, as you determined that it was more likely than not that these benefits would be realized.

Ms. Melissa N. Rocha

Securities and Exchange Commission

January 6, 2014

Given the impact of the reversal of the valuation allowance on your 2012 net income, please provide draft disclosure to be included in future filings that expands discussion on the material positive and negative evidence you considered, along with how it was weighted, in determining that it is more likely than not that your deferred tax assets will be realized. Your response should provide a detailed analysis regarding how you determined that the realization of the German deferred tax asset. Specifically address the positive and negative evidence considered for your German subsidiary, including your consideration of the restructuring activities in 2012. Refer to the guidance in ASC 740-10-30-16 through 30-25.

Response:

In our next Form 10-K filing, the Company will include the following updated paragraph under Item 7, Management’s Discussion and Analysis of Financial Condition and Results of Operations Critical Accounting Policies, Income Taxes.

In evaluating our ability to recover our deferred tax assets, in full or in part, we consider a number of factors. These involve all available positive and negative evidence including our past operating results, the existence of cumulative income or losses in recent fiscal years and our forecast of future taxable income on a jurisdiction-by-jurisdiction basis. In determining future taxable income, we consider the reversal of existing taxable temporary differences and the potential implementation of feasible and prudent tax-planning strategies. In the event we determine that our future taxable income will not be sufficient to realize our deferred tax assets, a valuation allowance is recorded to reduce the deferred tax assets to the amount that is more likely than not to be realized. If that assessment changes an expense or a benefit would be recorded in our statement of operations. We currently believe that we will realize the benefit of our deferred tax assets in the United States and Germany, except for net operating losses in certain state jurisdictions, where we have and expect to maintain our valuation allowance on certain state net operating losses.

In addition, the Company will include the following paragraphs under the Income Taxes footnote of our Financial Statements:

In evaluating our ability to recover our deferred tax assets, in full or in part, we consider a number of factors. These involve all available positive and negative evidence including our past operating results, the existence of cumulative income or losses in recent fiscal years and our forecast of future taxable income on a jurisdiction-by-jurisdiction basis. We weight objective evidence such as recent cumulative income or losses more heavily than subjective evidence such as forecasts.

Ms. Melissa N. Rocha

Securities and Exchange Commission

January 6, 2014

In determining future taxable income, we consider the reversal of existing taxable temporary differences and the potential implementation of feasible and prudent tax-planning strategies. In the event we determine that our future taxable income will not be sufficient to realize our deferred tax assets, a valuation allowance is recorded to reduce the deferred tax assets to the amount that is more likely than not to be realized. If that assessment changes, an expense or a benefit would be recorded in our statement of operations which reflects the increase or decrease in valuation allowance required. We currently believe that we will realize the benefit of our deferred tax assets in the United States and Germany, except for net operating losses in certain state jurisdictions. We have and expect to maintain our valuation allowance on certain state net operating losses.

In evaluating the expected realization of the German deferred tax assets, the Company is dependent upon future taxable income exclusive of reversing temporary differences and carryforwards. We considered that the entity formerly incurred losses; however, beginning in fiscal 2011, its performance turned profitable. In addition, the business was restructured at the end of fiscal 2012 where the Company eliminated excess staff that was maintained to meet the employment conditions of a subsidy program. Our primary deferred tax asset in Germany is net operating loss carryforwards of $X.X million as of February 28, 2014 that do not expire. Although the entity is in the competitive brake shim industry in Europe, the Company believes that current resources are adequate to compete with its main competitors. After consideration of all positive and negative evidence, the Company concluded that, as of February 29, 2012, the positive evidence outweighed the negative evidence and the Company could support a conclusion that it is more likely than not that the deferred tax assets will be realized. Accordingly, the Company recognized a benefit of $3.7 million in fiscal 2012 for the German deferred tax assets expected to be realized in future years. Since that time, the German entity has continued to be profitable, resulting in utilization of a portion of the net operating loss carryforwards.

Form 10-Q for Fiscal Quarter Ended August 31, 2013

Note 6—Cash, Cash Equivalents and Restricted Cash, page 8

2.	We note your restricted cash balance at August 31, 2013 which relates to two letters of credit in connection with your Midco environmental liability and workers compensation insurance obligation. We further note discussion on pages 19 and 36 of your Form 10-K for the fiscal year ended February 28, 2013 regarding the existence of these letters of credit. Please tell us why no cash was restricted at February 28, 2013 related to these letters of credit and how you determined that classifying the restricted cash in the interim periods as an investing activity was appropriate and in accordance with ASC 230-10-45-22.

Ms. Melissa N. Rocha

Securities and Exchange Commission

January 6, 2014

Response:

There was no restricted cash at February 28, 2013 as both letters of credit were secured by our unused JPMorgan Chase credit line as discussed on pages 18, 19 and 37 of our Form 10-K for the fiscal year ended February 28, 2013. We also disclosed on page 18 of this Form 10-K that we did not intend to renew our credit line when it expired on May 13, 2013 and we would restrict cash at JPMorgan Chase to secure our two letters of credit. In our Form 10-Q report for three month period ended May 31, 2013, we disclosed that the Company’s credit line with JPMorgan Chase expired on May 13, 2013 and that we restricted cash in the amount of $1.1 million to secure our two letters of credit (page 8, Note 7). We also discussed the restriction of cash on page 17 in the liquidity discussion (Management’s Discussion and Analysis) in the same Form 10-Q report.

We made our original determination to classify the restricted cash as an investing activity after review of the relevant GAAP (ASC 230) and SEC guidance and other related commentary. We determined that is was not appropriate to classify the restricted cash as an operating activity as the amounts secured by the letters of credit are old, legacy environmental and workers compensation liabilities that are not related to the current operating business. However, after further consideration, given the nature of the underlying activity (i.e. the letters of credit are a guarantee of the bank using the Company’s restricted cash as collateral); we have now concluded that it is more appropriate to classify the changes in restricted cash as a financing activity.

In connection with our conclusion, we note that GAAP defines financing activities as follows (ASC Master Glossary):

“Financing activities include obtaining resources from owners and providing them with a return on, and a return of, their investment; receiving restricted resources that by donor stipulation must be used for long-term purposes; borrowing money and repaying amounts borrowed, or otherwise settling the obligation; and obtaining and paying for other resources obtained from creditors on long-term credit.”

The letters of credit can be considered as an “other resource” obtained from JPMorgan Chase. They have provided guarantees of our financial performance and, if we do not perform, JPMorgan Chase will have to release the restricted cash to the beneficiary. In effect, we have borrowed from JPMorgan Chase. Based on this interpretation, we have now concluded that it appears more appropriate to classify the changes in restricted cash as a financing activity. We do not believe that this change in classification is material. We will reflect this change in our Form 10-Q report for three month period ended November 30, 2013 and in future periodic reports.

Ms. Melissa N. Rocha

Securities and Exchange Commission

January 6, 2014

*     *     *     *

In connection with responding to your comments and with this submission, we hereby acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in its filings; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe the responses above fully address the comments contained in the Letter. Please call me at (847) 718-8305 if you have any questions regarding the above responses. In addition, please direct any future facsimile transmissions concerning the Letter to the following facsimile number: (847) 439-0737.

Very truly yours,

/s/ James D. Pawlak
James D. Pawlak
Vice President, Chief Financial Officer,
Corporate Controller and Corporate Secretary

cc:	Clifford D. Nastas